Royal Caribbean Cruises Ltd.
1050 Caribbean Way	tel: 305.539.6000
Miami, Fl 33132.2096 USA	www.royalcaribbean.com

May 3, 2017

Mr. Lyn Shenk
Branch Chief, Office of Transportation and Leisure
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC   20549-3561

cc:     Abe Friedman
      Doug Jones

RE:     Royal Caribbean Cruises Ltd.
      Form 10-K for Fiscal Year Ended December 31, 2016
      Filed February 23, 2017
      File No. 001-11884

Dear Mr. Shenk:

This letter indicates the responses of Royal Caribbean Cruises Ltd. (the “Company”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated April 19, 2017 in relation to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 filed on February 23, 2017 (the “Form 10-K”).

For your convenience, we have set forth below in bold and italicized type each of the Staff’s comments to the Form 10-K followed in each case by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2016

Management’s Discussion and Analysis
Financial Presentation
Selected Operational and Financial Metrics, page 41

1.
In the discussion of “net cruise costs,” “net cruise costs excluding fuel” and “net yields” you state you have not provided a quantitative reconciliation of projected amounts for these non-GAAP measures to the comparable projected GAAP measures due to the significant uncertainty in projecting the costs deducted to arrive at the non-GAAP measures.  Please identify the information that is uncertain and its probable significance in a location of equal or greater prominence.  Refer to the next to last bullet of Question 102.10 of the staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures (“C&DI”) for guidance.

Response:

We acknowledge the Staff's comment and respectfully advise the Staff that in future filings incorporating forward-looking projections of net cruise costs, net cruise costs excluding fuel and net yields, we will more specifically identify the type and probable significance of information that is uncertain without unreasonable efforts to permit us to reconcile these non-GAAP projections to the comparable projected GAAP measures (i.e., “gross cruise costs” in the case of each of “net cruise costs” and “net cruise costs excluding fuel” and “gross yields” in the case of “net yields”).

Executive Overview, page 44

2.
You disclose, and discuss in certain respects, changes in “adjusted EPS,” “net yields on a constant-currency basis,” “net cruise costs excluding fuel” and “net onboard revenue on a constant currency basis.”  Please disclose, and discuss as appropriate, changes in the comparable GAAP measures with equal or greater prominence.  Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the C&DI for guidance.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that in future filings disclosing and discussing changes in non-GAAP measures, we will disclose, and discuss as appropriate, changes in the comparable GAAP measures with equal or greater prominence (i.e., “EPS” in the case of “adjusted EPS”, “gross yields” in the case of “net yields on a constant currency basis”, “gross cruise costs” in the case of “net cruise costs excluding fuel” and “onboard revenues” in the case of “net onboard revenue on a constant currency basis”).

Results of Operations, page 46

3.
You analyze “net yields” and “net cruise costs” in the comparisons between 2016/2015 and 2015/2014.  Please include an analysis of the comparable GAAP measures with equal or greater prominence pursuant to the last bullet of Question 102.10 of the C&DI.

Response:

We acknowledge the Staff's comment and respectfully advise the Staff that in future filings where we analyze “net yields” and “net cruise costs” in our period to period comparisons, we will include an analysis of the comparable GAAP measures with equal or greater prominence (i.e., “gross yields” in the case of “net yields” and “gross cruise costs” in the case of each of  “net cruise costs” and "net cruise costs excluding fuel").

Form 8-K Furnished January 26, 2017
Exhibit 99.1

4.
Please consider the comments above, as appropriate, concerning the non-GAAP information in your earnings releases.  For example, under the sections titled Key Highlights — Full Year 2016, Fourth Quarter Results and Full Year 2016 Results, you present and discuss the non-GAAP measures “Net Yields” and “Net Cruise Costs excluding Fuel” without presenting and discussing the comparable GAAP measures with equal or greater prominence.  Another example, it appears you are relying on the unreasonable efforts exception in Item 10(e)(1)(B) in regard to the inability to reconcile non-GAAP guidance to comparable GAAP measures without disclosing this fact and identifying the information that is uncertain and its probably significance in a location of equal or greater prominence.

Response:

We acknowledge the Staff's comment and respectfully advise the Staff that in future earnings releases, we will consider and address the comments above, as appropriate, in our presentation and discussion of non-GAAP information.

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If you have any questions regarding the foregoing responses, please feel free to contact me at (305) 539-6174.

    Very truly yours,

   /s/ Jason T. Liberty
    Jason T. Liberty
    EVP, Chief Financial Officer